================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                        MONEYGRAM PAYMENT SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                      PINE VALLEY ACQUISITION CORPORATION
                                      AND

                                   VIAD CORP
                                   (BIDDERS)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   608910105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

              PETER J. NOVAK, ESQ.                                       Copy to:
       VICE PRESIDENT AND GENERAL COUNSEL                        FRANK M. PLACENTI, ESQ.
                   VIAD CORP                                          BRYAN CAVE LLP
     1850 NORTH CENTRAL AVENUE, SUITE 2212                2800 NORTH CENTRAL AVENUE, SUITE 2100
          PHOENIX, ARIZONA 85077-2212                          PHOENIX, ARIZONA 85004-1098
           (602) 207-4000 (TELEPHONE)                           (602) 230-7000 (TELEPHONE)
              (602) 207-5480 (FAX)                                 (602) 266-5938 (FAX)
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
               BEHALF OF BIDDERS)

                           CALCULATION OF FILING FEE

===================================================================
                     TRANSACTION                        AMOUNT OF
                      VALUATION                         FILING FEE
-------------------------------------------------------------------
$280,734,600*........................................   $56,147.00
-------------------------------------------------------------------

* For purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 16,513,800 shares of common stock, $.01 par value of MoneyGram Payment Systems, Inc. (the "Company") at a price per share of $17.00 in cash (the "Offer Price"). Such number of shares represents all the Shares outstanding as of April 4, 1998.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable  Filing Party:  Not applicable
Form or Registration No.:  Not applicable  Date Filed:    Not applicable

================================================================================

     This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by Pine Valley Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Viad Corp, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of MoneyGram Payment Systems, Inc., a Delaware corporation (the "Company"), at a price per Share of $17.00, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated April 10, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is MoneyGram Payment Systems, Inc., which has its principal executive offices at 7401 West Mansfield Avenue, Lakewood, Colorado 80235.

     (b) The class of equity securities being sought is all the outstanding shares of Common Stock, par value $.01 per share, of the Company. The information set forth in the Introduction and Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) During the last five years, none of Purchaser or Parent, and, to the best knowledge of Purchaser and Parent, none of the persons listed in
Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("The Offer and Merger; Merger Agreement") is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9 ("Sources and Amounts of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Offer and Merger; Merger Agreement") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares; Exchange Act Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 11 ("The Offer and Merger; Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 1 ("Terms of the Offer"), Section 8 ("Certain Information Concerning Purchaser and Parent"),
Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Offer and Merger; Merger Agreement"), Section 12 ("Purpose of the Offer; Plans for the Company") and Section 18 ("Miscellaneous") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The Purchaser is a newly formed corporation which has engaged in no activities other than in connection with the Offer and the proposed Merger (as defined in the Offer to Purchase). Accordingly, the financial statements of Purchaser are not material to a decision by a security holder of the Company to sell, tender or hold Shares. The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and the financial statements contained in Parent's Annual Report on Form 10-K for the year ended December 31, 1997 at Exhibit 13, which was filed with the Securities and Exchange Commission on March 26, 1998 are incorporated herein by reference. The incorporation herein by reference of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold shares being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Offer and Merger; Merger Agreement") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) and (e) The information set forth in Section 7 ("Certain Information Concerning the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares; Exchange Act Listing; Exchange Act Registration; Margin Regulations") and Section 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase, Letter of Transmittal and the Agreement and Plan of Merger, dated as of April 4, 1998, among Parent, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase dated April 10, 1998.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Letter from Salomon Smith Barney to Brokers, Dealers,
           Commercial Banks, Trust Companies and Nominees.
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Nominees.
(a)(6)     Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
(a)(7)     Form of Summary Advertisement as published in The New York
           Times (National Edition) on April 10, 1998.
(a)(8)     Press Release issued by Parent on April 6, 1998.
(a)(9)     Press Release issued by Parent on April 10, 1998.
(b)(1)(a)  Amended and Restated Credit Agreement, dated as of July 24,
           1996, among Parent and the Banks named therein, Citicorp
           USA, Inc. and Bank of America National Trust and Savings
           Association.
(b)(1)(b)  First Amendment dated as of August 1, 1997 to Amended and
           Restated Credit Agreement.
(b)(1)(c) Second Amendment dated as of September 11, 1997 to Amended and Restated Credit Agreement.
(c)(1) Agreement and Plan of Merger, dated as of April 4, 1998, among Parent, Purchaser and the Company.
(c)(2)     Confidentiality Agreement, dated February 11, 1998, between
           Parent and Company.
(d)        None.
(e)        Not applicable.
(f)        None.
(g)(1) Complaint filed in Taam v. Calvano et. al., Court of Chancery of the State of Delaware in and for New Castle
           County, April 9, 1998.
(g)(2) Complaint filed in Harbor v. Calvano et. al., Court of Chancery of the State of Delaware in and for New Castle
           County, April 9, 1998.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                PINE VALLEY ACQUISITION CORPORATION

                                By:   /s/ RONALD G. NELSON
                                      ------------------------------------------

                                Name:     Ronald G. Nelson
                                      ------------------------------------------

                                Title:    Vice President and Assistant Treasurer
                                      ------------------------------------------

                                VIAD CORP

                                By:   /s/ RONALD G. NELSON
                                      ------------------------------------------

                                Name:     Ronald G. Nelson
                                      ------------------------------------------

                                Title:   Vice President -- Finance and Treasurer
                                      ------------------------------------------

April 10, 1998

                                 EXHIBIT INDEX

 EXHIBIT
   NO.
 -------
(a)(1)     Offer to Purchase dated April 10, 1998
(a)(2)     Letter of Transmittal
(a)(3)     Notice of Guaranteed Delivery
(a)(4)     Letter from Salomon Smith Barney to Brokers, Dealers,
           Commercial Banks, Trust Companies and Nominees
(a)(5)     Letter to Clients for Use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Nominees
(a)(6)     Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9
(a)(7)     Form of Summary Advertisement as published in The New York
           Times (National Edition) on April 10, 1998
(a)(8)     Press Release issued by Parent on April 6, 1998
(a)(9)     Press Release issued by Parent on April 10, 1998
(b)(1)(a)  Amended and Restated Credit Agreement, dated as of July 24,
           1996, among Parent and the Banks named therein, Citicorp
           USA, Inc. and Bank of America National Trust and Savings
           Association
(b)(1)(b)  First Amended dated as of August 1, 1997 to Amended and
           Restated Credit Agreement
(b)(1)(c)  Second Amended dated as of September 11, 1997 to Amended and
           Restated Credit Agreement
(c)(1)     Agreement and Plan of Merger, dated as of April 4, 1998,
           among Parent, Purchaser and the Company
(c)(2)     Confidentiality Agreement, dated as of February 11, 1998
           between Parent and the Company
(g)(1)     Complaint filed in Taam v. Calvano et. al., Court of
           Chancery of the State of Delaware in and for New Castle
           County, April 9, 1998.
(g)(2)     Complaint filed in Harbor v. Calvano et. al., Court of
           Chancery of the State of Delaware in and for New Castle
           County, April 9, 1998.